Exhibit 99.1

Another Record Year for Volvo Trucks

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 3, 2006--2005 was another record year for Volvo Trucks(STO:VOLVA)(STO:VOLVB)(NASDAQ:VOLVF)(NASDAQ:VOLVY). The company delivered a total of 103,696 (97,264) trucks, an increase of 7% on the previous year. The increase resulted primarily from a strong demand for heavy trucks at North America.

Volvo Truck's deliveries in 2005 were the highest ever recorded in the history of the company. In total 103,696 (97,264) trucks were delivered, an increase of 7% on 2004.

The total market in Europe increased by 9% during the year, comprising 276,700 vehicles (254,700). On Volvo Trucks' part deliveries decreased in Europe by 1%. The number of vehicles delivered amounted to 42,633 (43,210).

On the North American market demand for heavy trucks was very high. The total market comprised 329,000 vehicles (255,000), an increase of 29%. Deliveries from Volvo Trucks increased by 23%, totalling 32,151 vehicles (26,035).

Even within Volvo Trucks International Division deliveries increased. Both South America and Asia increased their deliveries by 2%, comprising 7,723 (7,580) and 17,678 (17,328) vehicles respectively.

In February 2005 the company presented its new flagship, the Volvo VT880, on the North American market. The new truck is aimed at the prestige segment and is equipped with a new 16 litre engine installed in the USA. The investment totalled $67 million USD.

In Europe last autumn Volvo Trucks launched its new generation of Volvo FH and Volvo FM models which are the cleanest and most fuel-efficient so far. The entirely new 13 litre model and the improved 9 litre model fulfil the exhaust gas emissions to be introduced in Europe with SCR catalysator cleaning. And the investment totalled EUR 300 million.

In Russia Volvo Trucks kept its strong position, and sales increased steadily. Up to December 2005 1,339 trucks had been delivered, which was an increase of 99% compared with the corresponding period in 2004. In September the company took a further step into the Russian market when the first wholly-owned service plant was opened. The total investment comprised SEK 100 million.

In Durban South Africa Volvo Trucks opened a new factory in the autumn. At the same time work at the assembly plant in Botswana ceased, where since 2000 CKD (Completely Knock Down) kits had been assembled. The reason for the move of factory was a demand for shorter lead times and lower haulage costs.

During this year it was decided to make the Volvo Trucks factory at Tuve into the world's first carbon dioxide free vehicle factory. By investing in wind power and biofuels the factory will be able to obtain electricity and heat which does not add any carbon dioxide into the atmosphere.

Attachment: Deliveries by region

February 3, 2006

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Trucks
Claes Claeson, tel. +46(0)31-66 39 08
or +46(0)708 - 36 39 08
e-mail: claes.claeson@volvo.com